[redacted]

03001374

SECURI[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OXBRIDGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 1425
(No. and Street)

NEW YORK N.Y. 10170-0002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK L. GORSETMAN (212) 661-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 04 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, FREDERICK L. GORSETMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OXBRIDGE, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER Managing Dir.

Title

Notary Public

EVELYN DUBOV
NOTARY PUBLIC, State of New York
No. 01DU4996767
Qualified in Kings County
Commission Expires May 26, 19 04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OXBRIDGE, LLC

R E P O R T

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

CONTENTS

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Members of

OXBRIDGE, LLC

I have audited the accompanying statement of financial condition of Oxbridge, LLC as of December 31, 2002, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oxbridge, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

January 27, 2003

Arnold G. Greene

OXBRIDGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:		
Cash		$ 28,518
Total current assets		28,518
Property, furniture and equipment (less accumulated depreciation of $9,795)		4,299
Total assets		$ 32,817

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:		
Accounts payable and accrued expenses		$ 4,169
Total liabilities		4,169
Members' capital:		
Members' capital	$ 28,648	
Total Members' capital		28,648
Total liabilities and members' capital		$ 32,817

See notes to financial statements.

OXBRIDGE, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Consulting fees		$ 20,405
Loss on investment		(1,046)
Interest income		199
Total revenue		19,558
Expenses:		
Registrations and assessments	$ 893	
Other expenses	10,275	
Total expenses		11,168
Income before federal income tax		8,390
Less: Federal income tax		-0-
Net income		$ 8,390

See notes to financial statements.

OXBRIDGE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Resources provided:		
Net income		$ 8,390
Depreciation		$ 1,434
Total resources provided		9,824
Resources applied:		
Decrease in accrued expenses	$ 24,281	
Total resources applied		24,281
Decrease		(14,457)
Cash - January 1, 2002		42,975
Cash - December 31, 2002		$28,518

See notes to financial statements.

OXBRIDGE, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Members' capital, January 1, 2002	$ 20,258
Add: Net income	8,390
Members' capital, December 31, 2002	$ 28,648

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2002	$ -0-

See notes to financial statements.

OXBRIDGE, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

   Oxbridge, LLC (the "Company"), a New York Limited Liability Company, operates as an investment banker providing capital creation and financial advisory services to various clients in the United States. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Through December 31, 2002 the Company did not carry or hold securities for customers.

2. SIGNIFICANT ACCOUNTING POLICIES:

   The Company recognized fee income for advisory services provided to clients, Advisory services are on a contractual basis, with the fee stipulated in the contract. Advisory fee revenue is recognized when services provided are substantially completed.

   These financial statements have been prepared in conformity with generally accepted accounting principles which require the use of estimates by management.

3. INCOME TAXES:

   The Company became a Limited Liability Company on January 4, 2001. No provision for federal income tax has been made, as the company is an LLC and is not liable for Federal Income taxes. Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

4. NET CAPITAL REQUIREMENTS:

   The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $24,349. The Company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $24,349.

5. RELATED PARTY:

Pursuant to a verbal agreement between the Company and Mettle, LLC, whose managing member is a member of the Company, the Company was provided with office space at no cost to the Company.

OXBRIDGE, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Members' capital		$ 28,648
Less: non-allowable assets		4,299
Net capital before haircuts		24,349
Less: haircuts on securities		-0-
Net capital		24,349
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $4,169)	$ 278	5,000
Excess net capital		$19,349

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 4,169
Percentage of aggregate indebtedness to net capital	17%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Members' of

OXBRIDGE, LLC

I have examined the financial statements of Oxbridge, LLC for the year ended December 31, 2002 and have issued my report thereon dated January 27, 2003. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

Arnold G. Greene

January 27, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT